Exhibit 1A-15.2

1810 Chapel Avenue West Suite 200 Cherry Hill, NJ 08002 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

June 30, 2020

Sent by Email and Filed Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

barberenameissneri@SEC.GOV

Re:	Energea Portfolio 2 LLC (the “Company”)
Draft Offering Statement on Form 1-A
Submitted May 6, 2020
CIK No. 0001811470

Ladies and Gentlemen:

This is in response to your letter of June 2, 2020. We have copied below the comments from your letter and provided the Company’s response below each comment, in some cases separating paragraphs of your comments for clarity.

Also enclosed are clean and blacklined versions of the Draft Offering Statement, reflecting the changes we have made in response to your comments as well as certain other changes and clarifications.

This letter, the Draft Offering Statement, and the related documents have also been filed through EDGAR.

Your Comment #1 – Draft Offering Statement on Form 1-A – The Offering, page 2

We note your disclosure on page 14 that you have not yet invested in any Projects but have identified two Projects in which you are likely to invest. Please revise your disclosure here and throughout your filing, including your appendices, to clarify that the Company currently has no Projects and no cash flows. In addition, please disclose the basis for your belief that the Company is likely to invest in these two Projects. For each project you discuss or summarize that was not prepared by you, identify the entity or entities responsible for preparing the summaries and disclose the context in which the information was provided to the company.

Our Response:

We have added the requested disclosures.

The Company has engaged in extensive discussions, due diligence, and direct negotiation with respect to each of the first two Projects.

The Appendices included in the Offering Circular were prepared by the Manager.

Your Comment #2 – Draft Offering Statement on Form 1-A – The Offering, page 2

Please disclose here that holders of your Class A Investor Shares will have no voting rights and provide related risk disclosure in an appropriate place in the filing.

Our Response:

We have added the requested disclosures.

Your Comment #3 – Forum Selection Provision, page 11

We note that Section 12.3 of your Limited Liability Company Agreement and Section 8 of your Investment Agreement include a provision identifying the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware as the exclusive forum for all disputes arising under the agreement. With respect to each agreement, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations there under. If the provision applies to Securities Act claims, please also revise your offering statement to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to action arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in each of these agreements states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Our Response:

We have added the requested disclosures and modified the LLC Agreement and the Investment Agreement accordingly.

Your Comment #4 – Limitations on Rights in Investment Agreement, page 11

We note that Section 13 of your Investment Agreement and Section 12.4 of your LLC Agreement includes a waiver of the right to jury trial. With respect to each agreement, please revise your offering statement to fully describe the provision and provide related risk disclosure regarding the impact of the provision on the rights of investors and any uncertainty about enforceability. In addition, please clarify whether purchasers of Class A Investor Shares in a secondary transaction would be subject to the waiver of the right to jury trial. Lastly, please disclose that with regard to the LLC Agreement, the provision does not apply to claims arising under the federal securities laws, as Section 12.4 indicates.

Our Response:

We have added the requested disclosures.

Your Comment #5 – We are an “Emerging Growth Company” Under the JOBS Act, page 13

Please disclose whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer is required to comply with such new or revised accounting standards. Refer to paragraph (a)(3) of Part F/S of Form 1-A.

Our Response:

We have added the election referred to.

Your Comment #6 – The Crisis of Climate Change, page 15

Please explain to us the basis for your assertion on page 1 the “the customer will typically save 10% - 20% on its electricity bill,” and provide context for this statement to include the initial outlay required prior to experiencing any “savings.” Similarly, we note you make numerous statements regarding your industry citing third party date (e.g., IPCC, EPA and World Resources Institute). However, you do not attribute third party citations to certain other industry claims disclosed on pages 2, 15, and 16. Please provide in your written letter of response the bases for these statements. Please also provide the date of all third party date you reference, such as the date you cited from IPCC, EPA, and world Resources Institute.

Our Response:

There is no initial outlay required to obtain the projected 10% - 20% savings.

The projected savings are calculated as follows:

•	On one hand, the electric rates paid by customers is a matter of public record, published by the utilities.

•	On the other hand, the developer of a solar project submits a lengthy written bid to the customer, which includes the proposed price of the electricity. Thus, the price is determined at the time the bid is awarded.

•	The difference between the published utility price and the price of the accepted bid is the savings that will be realized by the customer.

A bid has been prepared, submitted, and accepted for each of the two initial Projects described in the Offering Circular. Thus, the savings for the customers is already known.

We have added sources for other information provided, as well as the dates of those sources.

We have not provided sources for other claims, such as the fires that burned Australia earlier this year or the threats of flooding to Manhattan and Miami. We believe these are well-known facts that require no attribution.

Your Comment #7 – Leverage, page 19

You disclose that your Manager currently has access to approximately $35,000,000 of project credit. Please provide more details regarding this project credit, including whether the registrant or the Manger intend to incur indebtedness so that these funds can be applied to the Projects you anticipate acquiring, developing and operating. Also disclose if there are any limits, conditions, or other restrictions related to other business managed by your Manager. For example, if the referenced project credit amount is referring to the same funds available to the Manger with respect to Energea Portfolio 1, revise to clarify.

Our Response:

We have modified the disclosure.

Your Comment #8 – Our First Projects, page 23

We note you plan to acquire two solar energy projects in Brazil and intend to use the proceeds of this offering to finance these projects. You also present “Proforma” financial information for each project in the appendices. The “Proforma” financial information appears to represent projections for future periods and its labelling as “pro forma” appears inconsistent with Rule 8-05 of Regulation S-X. Please revise your disclosure accordingly.

Our Response:

We have replaced the term “pro forma” to refer to “Estimated Results of Operations.”

Your Comment #9 – Our First Projects, page 23

We note your inclusion of multi-year financial projections included in the appendices for each of the projects you expect to acquire. Given you have not begun operations, please explain how you determined projections for the respective lengths of time and that the underlying assumptions built into these projections are reasonable. To the extent these projects are based on contracts that have been negotiated or are in negotiation, clarify this in your disclosure. Please refer to Part II (b) of Form 1-A and the guidelines for projections in item 10 of Regulation S-K.

Our Response:

Both of the Projects described in the Offering Circular are at advanced stages of development, even though they have not yet been acquired by the Company. The financial projections included in the Offering Circular are based on specific information known to the Manager concerning these Projects.

For example:

•	Revenue is obviously a key item in terms of financial projections. As noted in our response to your comment #6, the price at which electricity will be sold to each of the three customers for the initial Projects has already been established by bid.

•	Likewise, the size of the Projects has been established. Multiplying the power output of the Project by the price per kilowatt-hour yields the projected revenue of the Project.

•	The term (duration) of the contracts with the customer is also determined by bid.

•	Just as revenue is important, so are expenses. For both of the initial Projects, the Company and/or the project developer has obtained highly-specific bids for the third-party cost of maintaining and insuring the Projects.

•	Similarly, bids have been submitted and awarded for the engineering, procurement, and construction of both Projects. Although contracts have not yet been signed, the Company knows to a high degree of precision how much it will cost to engineer, and acquire the major system components and build each Project

•	Even without all of the contracts being finalized, the location, customer, and local utility for each Project is known.

•	The land rental cost for each of the three initial Projects is known, even if contracts haven’t yet been finalized.

•	For each of the three initial Projects, the Company and/or the project developer has entered into and in some cases finalized arrangements with the local utility for linking the Project into the electric grid.

Thus, for all three of these Projects the Company has extremely granular knowledge that goes well beyond the “reasonable basis” for financial projections required by Item 10 of Regulation S-K. Item 10 states “The Commission encourages the use. .. . . of management’s projections of future economic performance that have a reasonable basis and are presented in an appropriate format.” In our view, not only is the Company permitted to provide these projections, if it failed to do so with all the information in its possession it could well be liable under section 12(a)(2) of the Securities Act.

Your Comment #10 – Securities Being Offered: The Class A Investor Shares, Description of Securities, page 24

Please briefly summarize the rights of the Class A Investor Shares and Common Shares. Refer to Item 14 of Part II of Form 1-A.

Our Response:

We have added disclosures concerning the Class A Investor Shares and the Common Shares.

Your Comment #11 – Summary of LLC Agreement and Authorizing Resolution, Management, page 40

We note your disclosure that a vote to remove the Manager for cause must be approved by Investor Members owning at least two-thirds of the outstanding Investor Shares, and that whether “cause” exists would then be decided in arbitration proceedings conducted under the rules of the American Arbitration Association. Please expand your disclosure to discuss the impact, if any, that the binding arbitration provision in Section 5.6.2(c) of your LLC Agreement would have on the ability of investors to seek remedies outside the arbitration process. In addition, please clarify whether purchasers of Class A Investor Shares in a secondary transaction would be subject to this provision.

Our Response:

An arbitration provision in a contract does limit the ability of a party to file a lawsuit in court, by definition. We have made that clearer, and also confirmed that a purchaser of Class A Investor Shares in a secondary transaction would be subject to this provision, just as such a purchaser would be subject to every other provision of the LLC Agreement. Finally, we have added to the existing risk disclosure.

Your Comment #12 – Our Management Team, Business Experience, page 51

Please revise our disclosure to clearly describe the business experience during the past five years of your directors, officers and significant employees, including in each case their principal occupations and employment during that period, including the dates thereof, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II of Form 1-A.

Our Response:

We have provided the information requested.

Your Comment # 13 – Financial Statements, page F-2

We note you only include an audited balance sheet as of February 29, 2020. Please include audited statements of comprehensive income, cash flows and changes in member equity for the period from January 13, 2020 (date of inception) through February 29, 2020 or tell us how your presentation of a balance sheet only complies with paragraph (c) of Part F/S of Form 1-A and rule 8-02 of regulation S-X. Please also clarify your fiscal year-end for financial reporting purposes.

Our Response:

We have included additional financial statements requested.

The Company’s fiscal year ends on December 31st for both tax and financial reporting purposes.

Your Comment # 14 – General

Please provide us with an analysis that supports your belief that your principal place of business would be in the United State or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. In this regard, we note that all of the Projects you acquire, develop, and operate will be located in Brazil. Also, Chris Sattler your Co-CEO, lives in Rio de Janeiro (page 51) and Antonio Piers / Peres (both names appear at page 51) is listed an your “VP of EPC, Brazil” with a list of positions apparently held in Brazil. Refer to Securities Act Rule 125(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.30.

Our Response:

Please note that:

•	The Company is managed by Energea Global LLC.

•	Mr. Silvestrini, who owns more than 51% of Energea Global LLC, is a full-time resident of Connecticut.

•	Mr. Sattler, an American citizen, lives in Brazil temporarily, to manage the development of the Brazilian market, although he maintains a mailing address in the U.S. He plans to return to the U.S. next year.

•	Energea Global LLC is developing projects not only in Brazil, but in the United States and Africa.

•	In addition to Mr. Silvestrini, the Chief Technology Officer, Chief Project Analyst, Controller, and Chief Marketing Officer of Energea Global LLC all live and work in the United State on a full-time basis.

•	Mr. Pires is a citizen and resident of Brazil. He is neither an officer nor director of the Manager.

Thus, the Company, a Delaware limited liability company, is “an entity organized under the laws of the United States. . . .or any State. . . .thereof. .. . . with its principal place of business in the United States. . . .”

Your Comment #15 – General

Please provide us with an analysis of how the Energea Portfolio 1 LLC offering differs from this offering such that the offerings should not be aggregated for purposes of the $50 million maximum permitted under Regulation A. In particular, we note Energea Portfolio 1 LLC and Energea Portfolio 2 LLC are both raising capital to acquire, develop, and operate solar energy projects in Brazil. Lastly, they are also both under common control as they share the same Manager, Energea Global, LLC, management team, and significant employees.

Our Response:

There are at least two reasons why the offering conducted by Energea Portfolio 1 LLC should not be combined with the offering conducted by Energea Portfolio 2 LLC for purposes of 17 CFR §230.251(a)(2).

First and foremost, the two issuers will purchase separate projects. The fact that all the projects produce solar power and are located in Brazil doesn’t mean the two companies are the same issuer. For example, the Fundrise family of funds all invest in real estate projects located in the United States. That doesn’t mean all the funds should be treated as one for purposes of 17 CFR §230.251(a)(2).

Each solar project has different customers, is located in a different location, has different physical characteristics and different amounts of sunlight, is connected to a different place on the electric grid, has its own physical equipment, and so on and so forth. No two solar projects are identical just as no two apartment complexes are identical.

Second, as described in the Offering Circulars of both entities, the customers will be different. Every Project included in Energea Portfolio 1 LLC will have a single customer, typically a large commercial enterprise. Conversely, every Project included in Energea Portfolio 2 LLC will have many customers, hundreds or thousands of consumers and/or small businesses organized into a consortium.

The difference in customers represents a significantly different business model, with different risk profiles, different administration, different policies and personnel. Indeed, the two portfolios were separated to allow investors to choose the business model in which they prefer to invest. To carry the real estate metaphor one step further, it would be one thing – inaccurate, but perhaps plausible – to claim that all apartment buildings are the same. It would be another to claim that apartment buildings are the same as single-tenant commercial buildings.

Oral Comments

The following relate to oral comments from Irene Barberena-Meissner:

•	In the section captioned “Management Discussion – Trends,” Ms. Barberena-Meissner suggested adding a reference to the risks presented by the COVID-19 pandemic. We have done so.

•	In the section captioned “Securities Being Offered – The Class A Investor Shares – Price of Class A Investor Shares,” we state “Changes in the price of the Class A Investor Shares will be reflected in a supplement to this Offering Statement filed with the SEC.” Ms. Barberena-Meissner notes that a material price change representing a “fundamental change” must be effected via amendment, not via supplement. We acknowledge and agree. The price changes anticipated by the Offering Circular will be very small.

•	Citing Rule 251(d)(3)(i)(F), Ms. Barberena-Meissner objected to the statement “The Offering will begin as soon as our Offering Statement is ‘qualified’ by the U.S. Securities and Exchange Commission,” which appears on the cover page and elsewhere. She indicated that the offering should not begin until two days after qualification. However, the language of Rule 251(d)(3)(i)(F) provides that a continuous offering may be used for “[s]ecurities the offering of which will be commenced within two calendar days after the qualification date. . . .” Thus, we believe the statement is correct as written. We have added clarifying language concerning the termination of the offering.

•	Ms. Barberena-Meissner noted the last paragraph of the section captioned “Sale and Distribution of Securities” and cautioned that advertisements deemed to be written offers of securities must comply with Rule 251(d)(1)(iii). We have added language to that effect.

•	Ms. Barberena-Meissner noted that Exhibit 1A-11 (Consent of Independent Auditor) and Exhibit 1A-12 (Legal Opinion) were not included in the confidential filing. Both are enclosed with this public filing.

Including Contracts as Exhibits

In its most recent comments regarding Energea Portfolio 1 LLC, the Staff requested that we include certain contracts as Exhibits. We have included the material contracts for Energea Portfolio 2 LLC as Exhibits to the revised Offering Circular.

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Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Mark Roderick
Markley S. Roderick

Enclosures

cc: Mr. Michael Silvestrini (without enclosures)